82-4052

MAYR-MELNHOF KARTON Aktiengesellschaft

MM KARTON AG

TELEFAX

04030452

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z:HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX.NO:	001 202 942 9624
DATUM/DATE	26.05.2004 Mi
BETREFF/REF:	Press release
SEITEN/PAGES	2

SUPPL

RECEIVED 2004 MAY 26 A 9:16 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED MAY 27 2004 THOMSON FINANCIAL

PROCESSED MAY 27 2004 THOMSON FINANCIAL

dw 5/27

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

May 26, 2004

GERMAN COMPETITION AUTHORITY INVESTIGATES IN THE PURCHASE OF RECOVERED PAPER IN GERMANY

On behalf of the German competition authorities, the Austrian Federal Competition Authority yesterday conducted an investigation at Mayr-Melnhof Karton's premises in Vienna, regarding the purchase of recovered paper in Germany.

„There were no material findings", confirms Wilhelm Hörmanseder, CEO of Mayr-Melnhof Karton AG.

The Company has no information about the further proceedings of the authorities.

Contact:
Stephan Sweerts-Sporck, Investor Relations, Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
Tel.: (+43/1) 50136, Fax: (+43/1) 50136 – 1195
e-mail: investor.relations@mm-karton.com, Website: http://www.mayr-melnhof.com

MAYR-MELNHOF KARTON Aktiengesellschaft

PRESS RELEASE

May 17, 2004

RESULTS FOR THE FIRST QUARTER OF 2004

- **Period results exceed previous year's levels**
- **High capacity utilization in all Divisions**
- **Increased price competition in cartonboard and folding cartons**
- **Sustained improvement of European demand still not in sight**

Group Key Indicators

US GAAP, unaudited

consolidated in millions of EUR	Q1/2004	Q1/2003	+/-
Sales	**367.1**	340.4	+7.8%
Operating profit	**40.0**	39.4	+1.5%
Operating margin	**10.9%**	11.6%	
Income before income taxes and minority interests	**39.9**	37.1	+7.5%
Income taxes	**(13.4)**	(14.5)	
Net income	**26.1**	22.2	+17.6%
in % sales	**7.1%**	6.5%	

The Mayr-Melnhof Group registered high capacity utilization in all Divisions during the first quarter of 2004. For MM-Karton, this was partly due to seasonality, but can be attributed primarily to the sales opportunities in Non-European markets. MM-Packaging and MM-Graphia benefited from stable consumer behavior despite short-term demand. This led to an increased earnings contribution of the converting sector during the first quarter of 2004, which closed with period results exceeding the previous year's levels.

In the first quarter of 2004 the Mayr-Melnhof Group achieved consolidated sales of EUR 367.1 million resulting in an increase of 7.8% or EUR 26.7 million compared to the previous year's level (Q1 2003: EUR 340.4 million). This rise is attributable to organic growth as well as the first-time full consolidation of the CP Schmidt packaging group.
At EUR 40.0 million operating profit was slightly above last year's level (Q1 2003: EUR 39.4 million) as the converting sector compensated the price related decline in earnings from the cartonboard business.

Income before income taxes and minority interests amounted to EUR 39.9 million which is EUR 2.8 million above the first quarter of 2003 (EUR 37.1 million). Income taxes stood at EUR 13.4 million (Q1 2003: EUR 14.5 million). The effective tax rate fell to 33.6% (Q1 2003: 39.1%).

Net income amounted to EUR 26.1 million, representing an increase of EUR 3.9 million or 17.6% compared to the previous year's level (Q1 2003: EUR 22.2 million).

DIVISIONS

MM-KARTON

Due to seasonality and the utilization of sales opportunities in Non-European markets, MM-Karton registered a very satisfactory capacity utilization of 96% during first quarter of 2004 after 82% in the fourth quarter of 2003 (Q1 2003: 95%). The average order backlog was approximately 70,000 tons (Q1 2003: 55,000 tons).

At 399,000 and 401,000 tons respectively, cartonboard sales and production exceeded the previous year's levels of 377,000 and 373,000 tons. As in last year's first quarter, approximately 77% of the quantity delivered was sold in Europe, while 23% was sold on Non-European markets. Due to increased price pressure in Europe and structurally lower prices on the overseas markets, the average sales price of MM-Karton was below the level of the previous year's period.

During the first three months of 2004, the market for waste paper, the most important raw material for the production of recycled fiber-based cartonboard, was mainly stable, at a slightly higher level than in the previous quarter.

The rise in sales from EUR 203.4 million to EUR 206.8 million is entirely due to the increase in the volume of goods dispatched. Despite high capacity utilization, the operating profit decreased from EUR 25.9 million to EUR 21.8 million, essentially as a result of lower average prices. Therefore the operating margin was 10.5% (Q1 2003:12.7%).

MM-PACKAGING

Development of the European market volume for folding cartons remained moderate in the first three months of 2004. However, the companies of the MM-Packaging Division considerably improved capacity utilization. This was made possible as MM-Packaging, being the leading European producer of folding cartons, could utilize the opportunities resulting from the retailers' and multinational customers' concentration of folding carton procurement. At the same time, however, pressure on terms and conditions remains undiminished. As a result of productivity increases, high flexibility in production and the employment of the latest technology, MM-Packaging achieved solid earnings in the first quarter of 2004.

The tonnage converted was at 83,000 tons (Q1 2003: 79,000 tons). Sales rose by 10.7% to EUR 112.8 million. Simultaneously, the operating profit improved by 38.6% from EUR 5.7 million to EUR 7.9 million. This resulted in an operating margin of 7.0% after 5.6% in the first quarter of 2003.

MM-GRAPHIA

MM-Graphia registered a very satisfactory development of sales during the first quarter of 2004. However, a significant increase in tobacco duties in countries like France is already having some dampening effects, whereas the Eastern European markets are still experiencing dynamic growth. On the whole, the business segment of confectionary packaging also developed successfully.

The converted tonnage of cartonboard and paper totaled 24,000 tons (Q1 2003: 23,000 tons). Due to the high selling performance, sales could be increased by 29.4% to EUR 76.2 million (Q1 2003: EUR 58.9 million). The operating profit was improved by 32.1% to EUR 10.3 million, leading to an operating margin of 13.5% (Q1 2003: 13.2%).

OUTLOOK

The order intake during the first weeks of the second quarter of 2004 currently allows for a satisfactory utilization of capacities in the Divisions. As in the previous quarter, MM-Karton registers high capacity utilization, particularly due to orders from Non-European markets. European demand for consumer goods and consequently for cartonboard packaging, however, still lacks drive and growth. As a result, it is becoming more difficult to stabilize average prices in Western Europe. Otherwise, the European markets for waste paper, reflecting the general demand situation, give no indication of any significant change.

Our aim is to maintain high levels of profitability in all Divisions. Continuous cost reductions will therefore remain a prime necessity. Our expansion strategy applies to all three Divisions, with the highest priority on targets in Central and Eastern Europe.

Please find our detailed Interim Report for the 1st Quarter of 2004 on the Internet at http://www.mayr-melnhof.com.

Forthcoming results:

August 25, 2004 Results for the 1st half -year of 2004

For further information please contact:
Stephan Sweerts-Sporck, Investor Relations
Tel.: +43/ 1 50136 1180, Fax. +43/ 1 50136 1195; Mayr-Melnhof Karton AG, Brahmsplatz 6, A-1041 Vienna
e-mail: investor.relations@mm-karton.com; Web Site: http://www.mayr-melnhof.com

MAYR-MELNHOF KARTON Aktiengesellschaft

MM
KARTON AG

TELEFAX

AN/TO:	**Securities & Exchange Commiss. (SEC)**
Z.HD/ATTN:	**Paul M. Dudek Chief Intern.Corp.Finan.**
FAX NO:	001 202 942 9624
DATUM/DATE	17.05.2004 Mo
BETREFF/REF:	Press release
SEITEN/PAGES	4

RECEIVED
2004 MAY 26 A 9: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYR-MELNHOF KARTON AG, A-1041 Wien, Brahmspl. 6
Tel: +43 1 50136 Fax: +43 1 50136 1195